HEI Exhibit 12.1 (page 1 of 2)

Hawaiian Electric Industries, Inc. and Subsidiaries
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(unaudited)

Three months ended March 31	2017 (1)	2017 (2)	2016 (1)	2016 (2)
(dollars in thousands)
Fixed charges
Total interest charges	$20,535	$22,638	$21,772	$23,364
Interest component of rentals	1,586	1,586	1,546	1,546
Pretax preferred stock dividend requirements of subsidiaries	704	704	737	737
Total fixed charges	$22,825	$24,928	$24,055	$25,647
Earnings
Pretax income from continuing operations	$51,109	$51,109	$50,653	$50,653
Fixed charges, as shown	22,825	24,928	24,055	25,647
Interest capitalized	(1,040)	(1,040)	(823)	(823)
Earnings available for fixed charges	$72,894	$74,997	$73,885	$75,477
Ratio of earnings to fixed charges	3.19	3.01	3.07	2.94

Years ended December 31	2016 (1)	2016 (2)	2015 (1)	2015 (2)	2014 (1)	2014 (2)
(dollars in thousands)
Fixed charges
Total interest charges	$81,974	$89,141	$83,936	$89,284	$83,458	$88,535
Interest component of rentals	6,200	6,200	6,065	6,065	6,366	6,366
Pretax preferred stock dividend requirements of subsidiaries	2,825	2,825	2,977	2,977	2,952	2,952
Total fixed charges	$90,999	$98,166	$92,978	$98,326	$92,776	$97,853
Earnings
Pretax income from continuing operations	$371,951	$371,951	$252,898	$252,898	$263,708	$263,708
Fixed charges, as shown	90,999	98,166	92,978	98,326	92,776	97,853
Interest capitalized	(3,727)	(3,727)	(3,265)	(3,265)	(3,954)	(3,954)
Earnings available for fixed charges	$459,223	$466,390	$342,611	$347,959	$352,530	$357,607
Ratio of earnings to fixed charges	5.05	4.75	3.68	3.54	3.80	3.65

See notes on page 2 of 2.

HEI Exhibit 12.1 (page 2 of 2)

Hawaiian Electric Industries, Inc. and Subsidiaries
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(unaudited)

(continued)

Years ended December 31	2013 (1)	2013 (2)	2012 (1)	2012 (2)
(dollars in thousands)
Fixed charges
Total interest charges	$85,315	$90,407	$83,020	$89,443
Interest component of rentals	6,345	6,345	6,493	6,493
Pretax preferred stock dividend requirements of subsidiaries	2,886	2,886	2,943	2,943
Total fixed charges	$94,546	$99,638	$92,456	$98,879
Earnings
Pretax income from continuing operations	$247,946	$247,946	$217,064	$217,064
Fixed charges, as shown	94,546	99,638	92,456	98,879
Interest capitalized	(7,097)	(7,097)	(4,355)	(4,355)
Earnings available for fixed charges	$335,395	$340,487	$305,165	$311,588
Ratio of earnings to fixed charges	3.55	3.42	3.30	3.15

(1)	Excluding interest on ASB deposits.

(2)	Including interest on ASB deposits.

For purposes of calculating the ratio of earnings to fixed charges, “earnings” represent the sum of (i) pretax income from continuing operations (before adjustment for undistributed income or loss from equity investees) and (ii) fixed charges (as hereinafter defined, but excluding capitalized interest). “Fixed charges” are calculated both excluding and including interest on ASB’s deposits during the applicable periods and represent the sum of (i) interest, whether capitalized or expensed, (ii) amortization of debt expense and discount or premium related to any indebtedness, whether capitalized or expensed, (iii) the estimate of the interest within rental expense and (iv) the non-intercompany preferred stock dividend requirements of HEI’s subsidiaries, increased to an amount representing the pretax earnings required to cover such dividend requirements.